SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 4)
Avocent Corporation
(Name of Subject Company)
Avocent Corporation
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

053893103
(CUSIP Number of Class of Securities)

Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs,
General Counsel, and Secretary
Avocent Corporation
4991 Corporate Dr.
Huntsville, Alabama 35805
(256) 430-4000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104 (206) 883-2500	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, as amended by Amendment No. 1 filed on October 16, 2009, Amendment No. 2 filed on October 29, 2009 and Amendment No. 3 filed on November 10, 2009 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Avocent Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO dated October 15, 2009, as amended by Amendment No. 1 filed on October 28, 2009 and Amendment No. 2 filed on November 10, 2009 (as previously filed with the SEC, and as the same may be further amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 4 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information.
The twelfth paragraph of Item 8, under the section captioned “Ireland,” is hereby amended and supplemented by the addition of the following sentences at the end of such paragraph:
“On November 12, 2009, the Authority informed Parent of its determination that the Merger may proceed. Accordingly, the condition to the Offer relating to the issuance of clearance or the expiration or termination of the waiting period under the Irish Competition Act, 2002, has been satisfied.”
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented with the addition of the following paragraph at the end of Item 8:
        “Extension of the Offer. On November 13, 2009, Parent announced that Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, as amended, until 5:00 p.m. Eastern Standard Time (EST), on Monday, November 30, 2009. The Offer had been previously scheduled to expire at 12:00 Midnight, EST, at the end of the day on November 12, 2009. The depositary for the Offer has advised Parent that, as of 12:00 Midnight, EST, at the end of the day on November 12, 2009, a total of approximately 42.0 million Shares (representing approximately 94% of the outstanding Shares) had been tendered and not withdrawn, including 5.1 million Shares tendered pursuant to a notice of guaranteed delivery. A copy of the press release issued by Parent extending the Offer is filed as Exhibit (a)(8) hereto and is incorporated by reference.”
Item 9. Materials to be Filed as Exhibits.
        Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit
Number	Description
(a)(8)	Press Release issued by Emerson Electric Co. on November 13, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AVOCENT CORPORATION
By:	/s/ Samuel F. Saracino
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Dated: November 13, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(8)	Press Release issued by Emerson Electric Co. on November 13, 2009.